Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine (“São Bento”) was sold to AngloGold Ashanti on December 15, 2008. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, along with its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon exploration project.

These unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2009. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for annual financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at March 31, 2010 and the consolidated results of operations, cash flows and comprehensive income for the three-month periods ended March 31, 2010 and 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

New accounting developments

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company has not yet adopted this standard.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet adopted these standards.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

New accounting developments (continued)

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

3.

Business acquisition

On December 15, 2009, Eldorado acquired all of the outstanding Sino Gold Securities not previously held by the Company. A preliminary allocation of the purchase price was disclosed in our December 31, 2009 Consolidated Financial Statements.

As of March 31, 2010 there have been no changes to the preliminary allocation.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. The Company had the following restricted cash:

	March 31, 2010 $	December 31, 2009 $

Collateral account against Eastern Dragon CMB Standby letter of credit loan	52,121	-
Collateral account against Eastern Dragon CCB loan	-	50,000

Total	52,121	50,000

5.

Defined benefit plans expense

	March 31, 2010 $	March 31, 2009 $

Pension plan expense	50	17
SERP expense *	573	181

Total	623	198

* Non-registered supplemental retirement plan

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2010 there were no non-voting common shares outstanding.

(b)

Issued and outstanding share capital

Voting common shares	Number of shares	Amount $

Balance, December 31, 2009	537,136,235	2,671,634

Shares issued upon exercise of share options, for cash	1,037,166	5,594
Grant date fair value of share options exercised	-	1,981

Balance, March 31, 2010	538,173,401	2,679,209

(c)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2009	16,771	1,094	17,865

Non-cash stock-based compensation	6,947	-	6,947
Options exercised, credited to share capital	(1,981)	-	(1,981)

Balance, March 31, 2010	21,737	1,094	22,831

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Shareholders’ equity (continued)

(d)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	Three months ended March 31, 2010 $	Year ended December 31, 2009 $

Balance, beginning of period	2,227	(5,971)

Unrealized gains on available-for-sale investment – net of taxes of $106 (2009 - $320)	1,459	129,098
Reversal on acquisition of subsidiary	-	(122,617)
Realized losses on sale of available-for-sale investment transferred to net income	-	1,717

Balance, end of period	3,686	2,227

7.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2009	6.11	8,928,901	3.3
Granted	13.29	5,382,500
Exercised	5.57	(1,037,166)
Forfeited	9.57	(152,334)

Balance, March 31, 2010	9.06	13,121,901	3.8

At March 31, 2010, 7,308,564 share purchase options (December 31, 2009 – 5,528,557) with a weighted average exercise price of Cdn$8.17 (December 31, 2009 – Cdn$6.16) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.    Stock-based compensation (continued)

Options outstanding at March 31, 2010 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	3,429,958	3.6	4.88	1,529,624	4.88
$5.00 to $5.99	225,143	2.4	5.21	220,143	5.21
$6.00 to $6.99	1,617,800	2.9	6.44	1,604,466	6.44
$7.00 to $7.99	1,896,500	2.1	7.18	1,782,833	7.14
$9.00 to $9.99	550,000	4.0	9.56	283,999	9.57
$11.00 to $11.99	90,000	4.4	11.83	30,000	11.83
$12.00 to $12.99	400,000	5.0	12.86	133,333	12.86
$13.00 to $13.99	4,712,500	4.8	13.23	1,524,166	13.23
$15.00 to $15.99	200,000	2.4	15.53	200,000	15.53

	13,121,901	3.8	9.06	7,308,564	8.17

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to March 31, 2010 has been included in the undernoted expenses in the Consolidated Statements of Operations and Retained Earnings (Deficit) as follows:

	Three months ended March 31,
	2010 $	2009 $

Operating costs	2,283	756
Exploration	269	226
Administrative	4,395	1,539

Total	6,947	2,521

(c)

Bonus Cash Award Units plan

As of March 31, 2010 all Bonus Cash Award Units awarded by the Company were exercised. The Company paid $2,059 in bonus cash award units in the three months ended March 31, 2009. The related cost in the amount of $559 was included in general and administrative expense in the Consolidated Statements of Operations and Retained Earnings (Deficit) for the same period.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.

Supplementary cash flow information

	Three months ended March 31,
	2010 $	2009 $
Changes in non-cash working capital
Accounts receivable and other	181	21,177
Inventories	242	(6,392)
Accounts payable and accrued liabilities	(18,809)	(7,575)

	(18,386)	7,210

Supplementary cash flow information
Income taxes paid	20,708	-
Interest paid	2,638	-

9.

Segmented information

During the period ended March 31, 2010, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon exploration project and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The Other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	March 31, 2010
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	199,587	1,241,153	-	-	-	1,440,740
Properties under development	112,089	-	-	209,868	-	321,957
Iron ore property	-	-	47,258	-	-	47,258
Other mining interests	10,309	766,347	17,024	-	2,413	796,093

	321,985	2,007,500	64,282	209,868	2,413	2,606,048

Goodwill	-	324,935	-	-	-	324,935

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.    Segmented information (continued)

	December 31, 2009
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	196,066	1,261,367	-	-	-	1,457,433
Properties under development	96,275	-	-	209,408	-	305,683
Iron ore property	-	-	47,212	-	-	47,212
Other mining interests	7,214	745,187	15,544	-	2,543	770,488

	299,555	2,006,554	62,756	209,408	2,543	2,580,816

Goodwill	-	324,935	-	-	-	324,935

Operations

	For the three months ended March 31, 2010

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	93,010	88,469	-	-	-	181,479
Interest and other income	130	485	-	-	56	671
	93,140	88,954	-	-	56	182,150
Expenses (income) except the undernoted	27,523	43,844	178	(1,927)	11,118	80,736
Depletion, depreciation and amortization	4,477	18,456	18	-	291	23,242
Exploration	1,274	957	524	-	847	3,602
Mine standby costs	-	-	706	-	-	706
Gain on disposal of assets	-	(1,504)	-	-	(2)	(1,506)

Income (loss) before tax	59,866	27,201	(1,426)	1,927	(12,198)	75,370
Income tax (expense) recovery	(12,530)	(7,272)	-	-	83	(19,719)
Non-controlling interest	-	(2.806)	-	-	-	(2,806)

Net income (loss)	47,336	17,123	(1,426)	1,927	(12,115)	52,845

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.    Segmented information (continued)

	For the three months ended March 31, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	41,080	11,126	-	-	-	52,206
Interest and other income	76	32	2	-	86	196
	41,156	11,158	2	-	86	52,402
Expenses (income) except the undernoted	13,160	5,690	350	(2,196)	8,209	25,213
Depletion, depreciation and amortization	2,194	1,947	143	-	176	4,460
Exploration	1,234	191	162	-	475	2,062

Income (loss) before tax	24,568	3,330	(653)	2,196	(8,774)	20,667
Income tax expense	(6,609)	(618)	-	-	(17)	(7,244)
Non-controlling interest	-	(362)	-	-	-	(362)

Net income (loss)	17,959	2,350	(653)	2,196	(8,791)	13,061